June 28, 2013

VIA EDGAR

Michelle Roberts
Senior Attorney
Division of Investment Management
Office of Insurance Products
Securities and Exchange Commission
100 F Street, N.E.
Washington D.C. 20549-8629

RE:    Principal Life Insurance Company Separate Account B
Principal Lifetime Income SolutionsSM
Post-Effective Amendment No. 6 Under the Securities Act of 1933
Amendment No. 173 Under the Investment Company Act of 1940
File Nos. 333-171650 & 811-02091

Dear Ms. Roberts:

This letter responds, on behalf of Principal Life Insurance Company Separate Account B (the “Registrant”), to the comments of the Staff of the Securities and Exchange Commission (“Commission”), which you communicated to me by telephone on June 12, 2013, with respect to post-effective amendment number 173 to the Registrant’s registration statement on Form N-4 (“the Amendment”). The Amendment was filed with the Commission on May 6, 2013, pursuant to Rule 485(a) under the Securities Act of 1933 (the “1933 Act”). Changes in response to Staff comments are described below and will be made by the Registrant in a post-effective amendment that will be filed with the Commission.

Comment 1. In correspondence to the Staff, please confirm that the numbers in the last table (example table) in the Summary of Expense Information section are correct.

Response: Registrant has confirmed that the numbers in the table are correct. The Staff's comment led Registrant to review other examples within the Prospectus. As a result of the review, Registrant identified two incorrect numbers in Appendix B and the numbers will be corrected. The errors were in Example 3 and Example 4.

Comment 2. In various places within the Prospectus, Registrant indicates that state variations may apply. Please confirm within the Prospectus that material contract variations have been set forth in the Prospectus.

Response: In the Summary section of the Prospectus, Registrant will add the following sentence in bold: “Material contract variations have been set forth in this prospectus.”

Comment 3. In Section 4, within the Termination and Reinstatement of the Rider subsection, the reference to “8. DEATH BENEFIT” should be “7. DEATH BENEFIT”.

Response: Registrant will correct this typographical error.

We understand that the Registrant is responsible for the accuracy and adequacy of the disclosure in the filing and that Staff comments or our changes to the disclosure in response to the Staff comments do not foreclose the Commission from taking any action with respect to the filing. In addition, the Registrant may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please call me at 515-362-2384 if you have any questions.
Sincerely,

/s/ Doug Hodgson

Doug Hodgson
Counsel, Registrant

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